Exhibit 99.2 Wallbox NV NYSE:WBX First Quarter 2O22 Earnings M AY 11 , 2022

Forward-Looking Statements This presentation includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this Letter to Shareholders that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding manufacturing quantities and capacity, Wallbox’s financials including future generation of revenue, cost savings and funding of Wallbox’s business plan, future technologies at Wallbox’s new facilities, developing of new products and industry related expectations and assumptions. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “predict,” “potential,” “continue” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Wallbox’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Wallbox’s history of operating losses as an early stage company; the adoption and demand for electric vehicles including the success of alternative fuels, changes to rebates, tax credits and the impact of government incentives; Wallbox’s ability to successfully manage its growth; the accuracy of Wallbox’s forecasts and projections including those regarding its market opportunity; competition; risks related to health pandemics including those of COVID-19; losses or disruptions in Wallbox’s supply or manufacturing partners; Wallbox’s reliance on the third-parties outside of its control; risks related to Wallbox’s technology, intellectual property and infrastructure; and other important factors discussed under the caption “Risk Factors” in Wallbox’s Registration Statement on Form F-1 filed with the SEC on November 1, 2021, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investors Relations section of Wallbox’s website at investors.wallbox.com. 2 Charging at low energy price

Corporate Overview Enric Asuncion, CEO 3

QUARTERLY HIGHLIGHTS – Q1 2022% “…Wallbox ~ 192 1,000 continues to Employees Q1 YoY Revenue Growth perform exceptionally well + and exceeded +100 51K Countries with Chargers Sold expectations in the Commercial Activity first quarter of 2022.” % 41.4 €157M 1 Cash on hand Gross Margin 4 1. See slide 15 for definitions

POWER GENERATION A Looming GROWING SLOWLY The rate of investment is unlikely to change materially Global Energy 1 HOLISTIC Crisis Solar, EV, and the grid must come together to provide a comprehensive solution A philosophical shift must occur to ENERGY ARCHITECTURE solve the looming crisis 4 MUST ADAPT If the source remains constant, how we distribute and consume 2 must change instead QUASAR 1 & 2 The charger can be the control system of the new home COMPLEXITY energy architecture AND COST 5 Old infrastructure must be updated and redesigned for new home energy architecture 3 5 1Wallbox market research

Building a World Class Team STRATEGIC FUNCTIONS DESTINATION Executing roadmap FOR KEY TALENT of strategic functions within Becoming a public sales, engineering, company has enabled operations and corporate key talent acquisition service LAYING THE FOUNDATION PROCESS Expanding into new markets AND RIGOR and channels Proven playbooks deployed for process improvement 6

A Global Footprint Matters There are compelling commercial and operational benefits of operating on a global scale 100+ COUNTRIES AROUND INVESTING IN A PARTNER ENHANCED BUSINESS EXCITING NEW REDUCES REVENUE THE WORLD ECOYSTEM RESILIENCY PARTNERSHIPS VOLATILITY Localized relationships Symbiotic partner relationships Ability to remain agile and move Wallbox selected as key provider of Provides stability and predictability on a global scale enable strong, a defendable quickly when challenges & home charging solutions by national at the consolidated level advantage opportunities arise and global brands 7

Financial Review Jordi Lainz, CFO 8

FINANCIAL HIGHLIGHTS Financial & Operating Highlights: Q1 2022 OPERATING METRICS INCOME STATEMENT BALANCE SHEET (€ IN MILLIONS) (€ IN MILLIONS) Units sold ~51,000 Revenue €28,263 Cash & Equivalents €157,569 Headcount ~1,000 YoY Growth 192% LT Debt €23,465 Countries +100 1 Gross Margin 41.4% 2022 Est. Mfg. Capacity +1,000,000 I’m very pleased with our record quarterly results. Our revenues, gross margin, number of units sold, geographic footprint and headcount, highlight the scalability of the business model and the strength “ of the EV market – Jordi Lainz 9 1. See slide 15 for definitions “

Closing Thoughts 10

1 Q2 and Full Year 2022 Outlook CONTINUED STRENGTH ACROSS THE BOARD IN EURO, BETWEEN ~ GROWTH BETWEEN Q2 2022 Revenue €35M & €38M 100% & 115% Full-year 2022 Revenue €175M & €205M 145% & 190% 2 @1.208 USD/EUR Midpoint of $230M 11 Forward looking guidance is provided in euro to remove potential impact of currency volatility Rate consistent with that used in September 2021 financial model

Questions & Answers 12

Appendix 13

Reconciliations Unaudited, in € 000s For the Quarter Ended, March 31, 2022 Operating Loss € (19,417) Amortization and depreciation 3,934 Other income (292) EBITDA € (15,774) Employee Stock Option Plan - One-off Expenses 123 1 Adjusted EBITDA €. (15,652) 1.See slide 15 for definitions

Definitions and Disclosures 2O22 1 Adjusted EBITDA is defined as loss for the year before depreciation and amortization, income tax credits, and financial income and interest expense further adjusted to take account of the impact of certain non-cash and other items that we do not consider in our evaluation of ongoing operating performance. These non-cash and other items include, but not are limited to; change in fair value of convertible bonds and derivative warrants, share listing expenses, foreign exchange gains and losses, share based payments expense and other one-off expenses/income related to special operations. Operating loss consists of Wallbox’s revenue and other income less changes in inventories and raw materials and consumables 2 used, employee benefits, other operating expenses and amortization and depreciation. Wallbox’s revenue consists of retail sales of charging solutions for EVs, which includes electronic chargers and other services. 3 Gross Margin is defined as revenue less changes in inventory, raw materials and other consumables used. 4 15 Charging at low energy price DE F I N I T I O N S